Press Release

HEAD NV Announces Results for the Three Months ended 31 March 2007

Amsterdam – 10th May 2007 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 March 2007 compared to the three months ended 31 March 2006:

•	Net revenues were down 15.3% to €57.3 million
•	Operating loss increased by €5.1 million to €8.9 million, from €3.8 million in Q1 2006.
•	The net loss for the period was €9.6 million compared to a €5.3 million loss in Q1 2006.

Johan Eliasch, Chairman and CEO, commented:

“ Following our strong results for 2006, the first quarter for 2007 has been adversely affected by the extremely poor conditions experienced during the recent Winter Sport season. For the market as a whole, our current estimate is that globally, pre-season orders for alpine ski equipment may be down 25-30%, due to high inventory & caution among retailers.

Overall, our net revenues have declined 15%. Despite reduced revenues from our Winter Sports division, our overall gross margin has improved, demonstrating our ability to react to challenging market conditions. In addition, our diving division has shown positive development, with increased sales & growth in market share.

In light of the adverse conditions that have impacted the recent Winter Sports season, we currently anticipate that we may record an operating loss for 2007.”

Results for the three months ended March 31, 2007 and 2006:

	For the Three Months ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(in thousands)
Revenues by Product Category:
Winter Sports	€10,779	€20,187
Racquet Sports	32,990	36,235
Diving	13,437	11,026
Licensing	1,662	2,485
Total Revenues	58,868	69,933
Sales Deductions	(1,540)	(2,218)
Total Net Revenues	€57,328	€67,714

As of December 31, 2006 the Company determined that certain share-based compensation plans should have been accounted for as cash-settled which originally were treated as equity-settled. These changes have been applied to the 3 months ended 31 March 2006, and accordingly restated.

Winter Sports

Winter Sports revenues for the three months ended March 31, 2007 decreased by €9.4 million, or 46.6%, to €10.8 million from €20.2 million in the comparable 2006 period. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions in the winter season 2006/2007.

Racquet Sports

Racquet Sports revenues for the three months ended March 31, 2007 decreased by €3.2 million, or 9.0%, to €33.0 million from €36.2 million in the comparable 2006 period. This decrease was due to lower sales volumes in tennis racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period.

Diving

Diving revenues for the three months ended March 31, 2007 increased by €2.4 million, or 21.9%, to €13.4 million from €11.0 million in the comparable 2006 period. This increase was mainly driven by better product availability and shipments by all units.

Licensing

Licensing revenues for the three months ended March 31, 2007 decreased by €0.8 million, or 33.1%, to €1.7 million from €2.5 million in the comparable 2006 period. This is mainly caused by historically high portions of winter apparel (socks, gloves) in our Q1 revenues which were reduced in 2007 due to the warm weather.

Profitability

Sales deductions for the three months ended March 31, 2007 decreased by €0.7 million, or 30.6%, to €1.5 million from €2.2 million in the comparable 2006 period due to decreased sales.

Gross Profit for the three months ended March 31, 2007 decreased by €3.3 million to €23.4 million from €26.6 million in the comparable 2006 period. Gross margin increased to 40.7% in 2007 from 39.3% in the comparable 2006 period due to improved operating performance and product mix.

Selling and Marketing Expenses for the three months ended March 31, 2007 increased by €1.2 million, or 5.2%, to €24.2 million from €23.0 million in the comparable 2006 period. This increase was mainly due to higher advertising costs for our ski racing team partly offset by lower commissions and selling expense as a consequence of decreased sales.

General and Administrative Expenses for the three months ended March 31, 2007, remained stable compared to the comparable 2006 period.

For the three months ended March 31, 2007, we recorded €1.3 million of share-based compensation expense for our Stock Option Plans compared to € 0.1 in the comparable 2006 period.

For the three months ended March 31, 2007, other operating income, net increased by €0.5 million, or 398.4%, to €0.6 million from €0.1 million in the comparable 2006 period due to a release of an environmental accrual for our Estonian premises sold in 2005.

As a result of the foregoing factors, operating loss for the three months ended March 31, 2007 increased by €5.1 million to €8.9 million from €3.8 million in the comparable 2006 period.

For the three months ended March 31, 2007, interest expense increased marginally by €0.1 million, or 1.8%, in the comparable 2006 period.

For the three months ended March 31, 2007, interest income increased by €0.2 million, or 43.4% to €0.6 million from €0.4 million in the comparable 2006 period. This increase was due to higher interest rates.

For the three months ended March 31, 2007, other non-operating expense, net increased by €0.4 million to €0.4 million from €0.03 million in the comparable 2006 period mainly attributable to foreign currency loss.

For the three months ended March 31, 2007, the income tax benefit was €2.3 million, an increase of €1.1 million compared to income tax benefit of €1.3 million in the comparable 2006 period due to the increase in pre-tax loss.

As a result of the foregoing factors, for the three months ended March 31, 2007, we had a net loss of €9.6 million, compared to a net loss of €5.3 million in the comparable 2006 period.

Consolidated Results

	For the Three Months ended March 31,
	2007	2007
		Restated
	(unaudited)	(unaudited)
	(in thousands)
Total net revenues	€57.328	€67.714
Cost of sales	33.973	41.088
Gross profit	23.355	26.626
Gross margin	40,7%	39,3%
Selling and marketing expense	24.208	23.021
General and administrative expense	7.369	7.435
Share-based compensation expense	1.290	96
Other operating income, net	(595)	(119)
Operating loss	(8.916)	(3.806)
Interest expense	(3.131)	(3.075)
Interest income	554	387
Other Non-operating expense, net	(408)	(33)
Income tax benefit	2.330	1.269)
Loss for the period	€(9.571)	€(5.257)

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Bode Miller, Amelie Mauresmo, Andrew Murray, Marat Safin, Swetlana Kusnezowa, Johann Grugger, Marco Buchel, Patrick Staudacher, Maria Riesch and Sarka Zahrobska.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations

Tel: +44 207 499 7800

Fax: +44 207 491 7725

E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer

Tel: +43 1 70 179 354

Fax +43 1 707 8940

This press release should be read in conjunction with the company’s report for the 3 months ended 31 March 2007.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.